609 Main Street

Houston, TX 77002

United States

+1 713 836 3600

www.kirkland.com

March 6, 2023

VIA EDGAR

Attention:	Cheryl Brown Irene Barberena-Meissner Mark Wojciechowski John Cannarella

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Kodiak Gas Services, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted February 10, 2023 CIK No. 0001767042

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), Kodiak Gas Services, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “Commission”) a revised Draft Registration Statement on Form S-1 (the “Registration Statement”) concurrently with the submission of this letter.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated February 24, 2023, from the staff of the Division of Corporation Finance of the Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold and italics). Where applicable, we have referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the revised Registration Statement (the “Prospectus”) that address the Staff’s comment. As discussed with the Staff via teleconference on March 1, 2023, we will also provide certain supplemental information responsive to comment one below in a separate forthcoming letter to the Staff pursuant to a confidential treatment request. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to address the comments of the Staff received verbally on February 24, 2023 and to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

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Securities and Exchange Commission

March 6, 2023

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted on February 10, 2023

Dividend Policy, page 53

1.

We understand from your response to prior comment one that you would prefer to refrain from providing support for disclosures indicating that investors would receive quarterly dividends, based on your expectations, which include specifying an annualized dividend amount and yield using the midpoint of the offering range. However, we believe that you should have a reasonable basis for the expectations expressed regarding the prospect of future dividends and that this should be apparent from your disclosures. Given that you also express uncertainty about being able to sustain the initial dividend amount or providing any dividends on an on-going basis, you will need to clarify the timeframe over which your current expectations pertain and reconcile that horizon with your reporting of “cash available for dividends” based on the historical operations for 2020 and 2021, as presented or discussed on pages 18, 21, 22, and 69.

The claims expressed in your disclosure on page 3, including “a proven track record of steady growth, cash flow generation, strong financial results driven by increasing overall compression demand (particularly for large horsepower compression units), long-standing customer relationships, the fixed-revenue nature of our contracts, and best-in-class reliability of our assets,” should also be tempered, along with any similar disclosures elsewhere in the filing, as necessary to reflect the prevailing uncertainty about your ability to pay dividends, including the source of that uncertainty and your expectations about being able to counter or resolve such matters if you intend to pay dividends.

We continue to believe that you will need to provide within your filing a numerical demonstration of your ability to make dividend payments in accordance with your stated expectations, including illustrations of your distributable cash flow computations, showing how net cash provided by operating activities would be, or would have been, adjusted (i.e., identifying each category, including capital expenditures and discretionary reserves), to derive the aggregate and per share dividend amounts on a pro forma basis. These details should be presented on a quarterly, annualized and per share basis for the most recently completed fiscal year, subsequent interim periods, trailing twelve month period, and the immediately succeeding twelve month period. Your disclosure should include a discussion of the key assumptions, adjustments and other material considerations, and identify any circumstances that are reasonably likely to limit or preclude the payment of dividends.

Securities and Exchange Commission

March 6, 2023

However, if you are unable to show a reasonable basis for the expectations regarding dividends that you have disclosed, including your presentation of cash available for dividends utilizing activity of the historical periods, such disclosures should be removed from the filing and replaced with prominent disclosure clarifying that you cannot provide any assurance of being able to pay dividends for any future period.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company believes it has a reasonable basis for the expectations expressed in the Registration Statement regarding the Company’s prospects for paying dividends in the future. Pursuant to our teleconference with the Staff held on March 1, 2023, we will provide the Staff via a forthcoming supplemental letter certain pro forma financial and other information which the Company believes substantiates its belief with respect to, and provides a reasonable basis for, the expectations expressed in the Registration Statement regarding the Company’s ability to pay dividends in the future.

Additionally, we respectfully advise the Staff that the cautionary disclosure in the section entitled “Dividend Policy” was not intended to express uncertainty with respect to the Company’s ability to pay dividends. Accordingly, we have removed such disclosure on pages 16, 54 and 70 of the Registration Statement in accordance with the Staff’s comment.

2.

If you are able to support your disclosures as outlined in the preceding comment and wish to retain disclosures of cash available for dividends based on the historical operations for 2020 and 2021, which are presently characterized as non-GAAP measures, you will need to ensure that such measures correlate with the details provided under this heading for the corresponding periods.

However, if the measures are not consistent, you will need to choose an alternate label for the non-GAAP measures. Your non-GAAP presentations of cash available for dividends, if supported and retained, will need to be revised to include a reconciliation to the most directly comparable GAAP-based measure, rather than the non-GAAP measure of Adjusted EBITDA as is currently shown, and you will need to explain how the amounts are representationally faithful, given that you are also depicting a significant allocation for capital growth expenditures in arriving at your non-GAAP free cash flow metrics.

Securities and Exchange Commission

March 6, 2023

You will need to provide clear and prominent disclosure (i) clarifying the extent to which any amounts characterized as cash available for dividends would depend on securing additional sources of cash to fund other expenditures, including capital growth expenditures, and (ii) describing your plans in this regard, to include the reasonably likely financing activities that you would pursue. Also provide disclosure clarifying how the amounts designated for maintenance and capital growth expenditures have been determined, including the distinguishing characteristics of these categories and how you established correlation with your historical operations and future plans.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement throughout to re-label “Cash Available for Dividends” as “Discretionary Cash Flow”. Additionally, in accordance with the Staff’s comment, we have revised the reconciliation of Discretionary Cash Flow on pages 22, 75 and 76 to provide a reconciliation of such financial measure to Net Cash Provided By Operating Activities and Net Income, the most comparable GAAP measure, and have revised the corresponding disclosure on pages 21 and 75 to provide that Discretionary Cash Flow includes cash that was available for dividends and growth capital expenditures for the applicable period. Additionally, we have revised the disclosure on page 69 to clarify how we distinguish between maintenance and capital growth expenditures in response to the Staff’s comment.

3.

We note your disclosure that the ABL Credit Agreement may impose certain restrictions on your ability to pay dividends to holders of your common stock, and your ability to pay dividends depends on your receipt of cash dividends from your operating subsidiaries, which may also be restricted by the ABL Credit Agreement. Please revise your disclosure to describe the restrictions on your ability to pay dividends under the ABL Credit Agreement.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the ABL Credit Agreement will be amended in connection with the offering. As such, the Company agrees to disclose the restrictions placed by the amended ABL Credit Agreement on the Company’s ability to pay dividends in a subsequent amendment to the Registration Statement after the terms of such amendment are determined.

Securities and Exchange Commission

March 6, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (713) 836-3786 or, in the undersigned’s absence, Jennifer Wu, P.C. at (512) 678-9150 or Atma Kabad at (713) 836-3364.

Sincerely,

/s/ Matthew R. Pacey, P.C.
Matthew R. Pacey, P.C.

cc:

Robert M. McKee (Chief Executive Officer, Kodiak Gas Services, Inc.)

John Griggs (Chief Financial Officer, Kodiak Gas Services, Inc.)

Kelly Battle (Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary, Kodiak Gas Services, Inc.)

Ryan J. Maierson (Latham & Watkins LLP)

Ramnik S. Dhesi (Latham & Watkins LLP)

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